Sub-Item 77D:  Policies with respect to security investments – Law

The Fund has revised its investment strategy to the strategy as set forth below.

The Hartford Alternative Strategies Fund

PRINCIPAL INVESTMENT STRATEGY. The Fund seeks its goal through investment in a combination of domestic and international equity, multi-asset, and fixed income funds. It does this by investing in a combination of other Hartford Mutual Funds – the Underlying Funds – as well as certain exchange-traded funds (“ETFs”) and/or exchange-traded notes (“ETNs”) through the implementation of a strategic asset allocation strategy. Under normal market conditions, the sub-adviser, Wellington Management Company, LLP (“Wellington Management”), adjusts the Fund’s investments in the Underlying Funds to achieve approximately 55% of assets in equity funds and approximately 45% of assets in fixed income funds, although these percentages will increase or decrease from time to time by up to 10%. The equity component will be comprised of domestic and international equity funds while the fixed income component will be comprised of fixed income funds investing in several asset classes of varying credit quality that Wellington Management believes will provide the most favorable outlook for achieving the Fund’s investment goal. The Fund may also invest in Underlying Funds, ETFs or ETNs that allocate to alternative asset classes, including commodities.